UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-37421

ELECTRUM SPECIAL ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

c/o The Electrum Group LLC 700 Madison Avenue, 5th Floor New York, NY 10065 (646) 365-1600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares, no par value per share

Warrants, each exercisable to purchase one-half of one Ordinary Share

Units, each consisting of one Ordinary Share and one Warrant

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Four

Pursuant to the requirements of the Securities Exchange Act of 1934, Electrum Special Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ELECTRUM SPECIAL ACQUISITION CORPORATION

June 18, 2018	By:	/s/ Eric N. Vincent
Name: Eric N. Vincent Title: Chief Executive Officer